

1290 Broadway, Suite 1100
Denver, CO 80203
1-800-644-5571

June 25, 2021

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Reaves Utility Income Fund
        Investment Company Act of 1940 – Rule 17g-1(g)
        Bonding of Officers and Employees
        (Reaves Utility Income Fund File No. 811-21432)
        Amended Fidelity Bond pursuant to Rule 17g-1(g)

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, The filing is an amendment to the Fidelity Bond. The purpose of the filing is to reflect the Fidelity Bond Coverage Limits increase aggregate amount from $1,700,000 to $1,900,000. The increase was effective May 11, 2021 and was immediately added to the policy as shown on Rider No.21. The premium for the increase has been paid. Enclosed herewith please find a copy of the financial institution bond rider and the resolutions relating to the ratification of the Bond in favor of the Reaves Utility Income Fund.

Please call me at 720-917-0864 if you have any questions.

Very truly yours,

/s/ Sareena Khwaja-Dixon
Sareena Khwaja-Dixon
Secretary

Enclosures



Rider Number	Effective Date of Rider	Bond Number	Premium
21	12:01 a.m. on 05/11/2021	P-001-000086928-02	N/A

MID-TERM INCREASED LIMITS OF LIABILITY AND DEDUCTIBLES RIDER

It is agreed that the following limits of liability and deductible amounts set forth in the Declarations are replaced by the respective limits of liability and deductible amounts indicated below:

Insuring Agreement	Single Loss Limit of Liability	Single Loss Deductible
Counterfeit Currency	$1,900,000	$5,000
Customer Funds Transfer Fraud	$1,900,000	$5,000
Fidelity	$1,900,000	$5,000
Forgery or Alteration	$1,900,000	$5,000
In Transit	$1,900,000	$5,000
On Premises	$1,900,000	$5,000
Securities	$1,900,000	$5,000

The respective limits of liability and deductibles set forth above do not apply to any loss discovered prior to the effective date of this rider.

The respective limits of liability in effect prior to the effective date of this rider continue to apply to any covered loss discovered prior to the effective date of this rider, but such respective limits of liability are included within and do not increase the limits set forth above.

All other provisions of the bond remain unchanged.

MAY 11, 2021 BOARD MEETING OF THE REAVES UTILITY INCOME FUND

RATIFICATION OF FIDELITY BOND POLICY

RESOLVED, that the fidelity bond (the "Bond") written by AXIS Insurance Company in the aggregate amount of $1,900,000 be, and the same hereby is, approved and ratified after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets and the nature of the securities in the Fund;

FURTHER RESOLVED, that the Secretary of the Fund be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.